FIRST MINING FINANCE CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Finance Corp. (the “Company” or “First Mining”) for the three and six months ended June 30, 2017, and the Company’s audited consolidated financial statements for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. All information contained in this MD&A is current as of August 9, 2017.

These documents along with additional information on the Company, including the Company’s Annual Information Form, are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov., or on the Company’s website at www.firstminingfinance.com.

FORWARD LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 30, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

COMPANY OVERVIEW AND STRATEGY

The Company’s principal business activity is the acquisition and advancement of high-quality mineral assets with a focus on the Americas. At a time when market values are significantly lower than in the immediately preceding years, the Company’s key objective is to rapidly build and expand its mineral assets in advance of the expected price appreciation in precious metal commodity markets. As at the date of this MD&A, the Company has 25 mineral properties in its mineral bank portfolio, located in Canada, Mexico and the United States. The following table highlights the Company’s projects that were acquired through acquisitions:

Date	Acquired Legal Entity	Project	Location
June 16, 2016	Tamaka Gold Corporation (“Tamaka”) (1)	Goldlund Gold Project	Northern Ontario, Canada
June 9, 2016	Cameron Gold Operations Ltd. (“Cameron Gold”)(2)	Cameron Gold Project	Northern Ontario, Canada
April 28, 2016	N/A – asset acquisition	Pitt Gold Project	Québec, Canada
April 8, 2016	Clifton Star Resources Inc. (“Clifton Star”)(3)	Duquesne Gold Project 10% indirect interest in the Duparquet Gold Project Joutel & Morris Gold Projects	Québec, Canada
January 7, 2016	Goldrush Resources Ltd. (“Goldrush”)(3)	Rima, Ouaraba and Midebdo Gold Permits	Burkina Faso, West Africa
November 16, 2015	PC Gold Inc. (“PC Gold”) (3)	Pickle Crow Gold Project	Northern Ontario, Canada
November 13, 2015	Gold Canyon Resources Inc. (“Gold Canyon”)(3)	Springpole Gold Project Horseshoe Island Gold Project	Northern Ontario, Canada
July 7, 2015	Coastal Gold Corp. (“Coastal Gold”)(3)	Hope Brook Gold Project Lac Virot Iron Ore Project	Newfoundland, Canada

(1)	Previously a privately held company.
(2)	Previously a subsidiary of a publicly listed company.
(3)	Previously a publicly listed company.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

MINERAL BANK: PROJECT PORTFOLIO LOCATIONS [COMBINED SURFACE AREA OF 298,578 HECTARES]

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

SIGNIFICANT COMPANY EVENTS

2017 year-to-date highlights (together with subsequent events up to August 9, 2017) include:

Corporate and Exploration Update

Infill Drilling and Resource Expansion Program at Goldlund Gold Project

In May 2017, the Company completed its Phase 1 drilling campaign, comprising 100 holes (24,300 metres), on its Goldlund Gold Project. Six sets of assays results were announced between April 25, 2017 and July 27, 2017, and the remaining assay results will be released later this year when received from the labs.

The Company has now released the results for 74 drill holes from its Phase 1 drilling campaign, of which 69 drill holes contain significant intervals of gold mineralization, a 93% success rate. Highlights of recently released drilling results:

•	Hole GL-17-106 intersected 202.0 metres of 1.39 grams per tonne gold.
	o	Including 2.0 metres of 43.28 grams per tonne gold.
•	Hole GL-17-053 intersected 179.0 metres of 1.13 grams per tonne gold.
	o	Including 2.0 metres of 12.07 grams per tonne gold.
•	Hole GL-17-065 intersected 90.0 metres of 1.32 grams per tonne gold.
	o	Including 2.0 metres of 11.82 grams per tonne gold.
•	Hole GL-17-107 intersected 134.0 metres of 0.91 grams per tonne gold.
	o	Including 2.0 metres of 13.92 grams per tonne gold.
•	Hole GL-17-021 intersected 52.0 metres of 2.21 grams per tonne gold.
	o	Including 2.0 metres of 43.09 grams per tonne gold.
•	Hole GL-17-084 intersected 34.0 metres of 4.30 grams per tonne gold.
	o	Including 2.0 metres of 48.72 grams per tonne gold.
•	Hole GL-17-032 intersected 64.5 metres of 3.25 grams per tonne gold.
	o	Including 0.5 metres of 335.76 grams per tonne gold.
•	Hole GL-17-059 intersected 70.5 metres of 2.50 grams per tonne gold.
	o	Including 0.5 metres of 186.49 grams per tonne gold.
•	Hole GL-17-073 intersected 48.0 metres of 2.34 grams per tonne gold.
	o	Including 2.0 metres of 36.53 grams per tonne gold.
•	Hole GL-17-014 intersected 6.0 metres of 30.69 grams per tonne gold.
	o	Including 2.0 metres of 91.63 grams per tonne gold.

The Company recently commenced its Phase 2 drilling campaign at Goldlund, initially comprising 4 infill holes (approx. 1,800 metres) under the old mine workings at zone 1. Later, once all assays are returned from the zone 7 area, 5 to 10 holes will target the deeper projections of higher grade zone 7 gold mineralization. The goal of the infill drilling campaign is to upgrade the current NI 43-101 Inferred Resources into the Measured and Indicated categories.

On February 10, 2017, the Company filed on SEDAR an independent NI 43-101 technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project” that outlines a resource estimate for its Goldlund Gold Project.

Highlights of the Goldlund deposit are as follows:

•	At a 0.4 gold g/t cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 g/t or 560,000 ounces of gold.
•	At a 0.4 gold g/t cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 g/t or 1,750,000 ounces of gold.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Metallurgical Diamond Drilling Program at Springpole Gold Project

On February 6, 2017, the Company announced the completion of a metallurgical diamond drilling program at its Springpole Gold Project, located in northern Ontario, Canada. Highlights were as follows:

•	Hole PM-DH-01 intersected 1.22 gold g/t over 354.5 metres including 1.65 gold g/t over 177.0 metres.
•	Hole PM-DH-02 intersected 1.51 gold g/t over 341.0 metres including 2.81 gold g/t over 87.0 metres.
•	Hole PM-DH-03 intersected 1.25 gold g/t over 359.0 metres including 2.75 gold g/t over 44.0 metres.
•	Hole PM-DH-04 intersected 2.15 gold g/t over 146.7 metres including 2.54 gold g/t over 108.7 metres.

A total of four holes comprising approximately 1,200 metres were drilled during the fall 2016 program with hole locations specifically designed to recover sample material that is representative of the Springpole deposit, and to provide material for metallurgical testing. Material from the drill holes had been subjected to both assay testing and metallurgical testing. The results from the metallurgical testing program are expected to be incorporated into a new PEA for the Springpole Gold Project which is expected to be released before the end of 2017.

A fall 2017 drilling program at Springpole will target peripheral gold mineralization and geotechnical drilling will take place at the sites of potential plant infrastructure. Environmental studies continue towards the filing of an Environmental Assessment report in early 2018.

Cameron Gold Project

On March 22, 2017, the Company announced that it had filed on SEDAR an independent NI 43-101 technical report outlining the updated resource estimate for its Cameron Gold Project located in the town of Sioux Narrows in Ontario. The report, titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, was filed on SEDAR on March 22, 2017.

Highlights of the Cameron deposit are as follows:

•	At a 0.55 gold g/t cut-off grade, the Cameron deposit contains pit constrained Measured and Indicated Resources of 3.5 million tonnes at 2.45 g/t or 274,000 ounces of gold.
•	At a 0.55 gold g/t cut-off grade, the Cameron deposit contains pit constrained Inferred Resources of 35,000 tonnes at 2.45 g/t or 3,000 ounces of gold.
•	At a 2.00 gold g/t cut-off grade, the Cameron deposit contains underground Measured and Indicated Resources of 2.0 million tonnes at 2.90 g/t or 190,000 ounces of gold.
•	At a 2.00 gold g/t cut-off grade, the Cameron deposit contains underground Inferred Resources of 6.5 million tonnes at 2.54 g/t or 530,000 ounces of gold.

In the summer of 2017, a LIDAR airborne survey will be carried out over the Cameron claims group given the switch in focus to additional drilling at the Goldlund Gold Project following encouraging assay results recently.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Diamond Drilling Program at Pickle Crow Gold Project

On February 3, 2017, the Company announced the completion of an initial diamond drill program at its Pickle Crow Gold Project, located in northern Ontario, Canada. Highlights were as follows:

•	Hole PC-16-306 intersected 1.28 gold g/t over 12.70 metres including 15.14 gold g/t over 0.70 metres in the middle vein zone of the No. 15 Vein.
•	Visible gold was intersected in Hole PC-16-306 in the lower vein zone of the No. 15 Vein.

A total of nine holes comprising approximately 1,300 metres were drilled during the 2016 fall program. The objective of this drill program was to test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lower most vein zone of the No. 15 Vein structure.

In addition, the Company drilled a further five holes comprising 1,100 metres in February 2017, which contributed towards future assessment work requirements.

Exploration Drilling Program at Hope Brook Gold Project

In the summer of 2017, a LIDAR airborne survey will be carried out over the Hope Brook claims. Later in 2017, a 1,000 metre exploration drilling program is expected to be carried out at the Hope Brook Gold Project in Newfoundland.

Acquisition of GoldON Property and Central Duparquet Property

On February 10, 2017, the Company announced that it had acquired certain mineral claims located in Ontario and Quebéc. Under an agreement with GoldON Resources Ltd., the Company acquired five unpatented mining claims located near Pickle Lake, Ontario in exchange for 200,000 common shares of the Company. Under a separate agreement with a private individual, the Company acquired eighteen mining claims located in the Township of Duparquet, Québec in exchange for $250,000 and 2,500,000 common shares of the Company.

Graduation to the Toronto Stock Exchange (“TSX”)

First Mining's common shares commenced trading on the TSX at the market open on June 22, 2017. First Mining's common shares continued to trade under the symbol "FF" on the TSX. In conjunction with the graduated listing to the TSX, the Company's common shares had been voluntarily delisted from the TSX Venture Exchange (“TSXV”) prior to their commencement of trading on the TSX on June 22, 2017.

Settlement of Debenture Liability

Pursuant to the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability of $2,139,900 in connection with three debentures (the “Debentures”) that had previously been issued by Tamaka.

On June 30, 2017, the Company settled the Debentures through the issuance of 4,700,000 First Mining common shares, which were valued at $3,102,000 using the closing price as at June 30, 2017, and payment of $200,000 cash. Given the Company provided consideration in excess of the carrying value of the debenture liability, the excess amount has been capitalized to the Goldlund Gold project as additional consideration of the Tamaka transaction. Following the settlement of the Debentures and the loans payable to First Majestic in the three months ended June 30, 2017, the Company is now debt free.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

MINERAL PROPERTY BALANCES

As at June 30, 2017 and December 31, 2016, the Company has capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and recoveries	Currency translation adjustments	Disposal or write-downs	Balance June 30, 2017

Hope Brook	$17,595,297	$-	$20,000	$3,360	$31,022	$3,157	$10,208	$-	$-	$-	$17,663,044
Springpole	68,121,214	-	276,564	145,674	172,850	303,136	62,694	-	-	-	69,082,132
Pickle Crow	15,821,422	-	35,992	9,042	246,990	63,102	22,235	-	-	-	16,198,783
Duquesne	5,023,019	-	598	-	10,022	367	1,409	-	-	-	5,035,415
Pitt	2,073,841	-	-	-	4,940	800	-	-	-	-	2,079,581
Cameron	26,016,703	-	34,725	34,377	125,270	48,943	8,081	-	-	-	26,268,099
Goldlund(1)	85,103,290	1,195,629	54,478	340,412	2,715,904	1,181,092	373,403	-	-	-	90,964,208
Others in Canada	-	2,680,000	1,586	355	7,763	1,357	-	-	-	-	2,691,061
Canada Total	$219,754,786	$3,875,629	$423,943	$533,220	$3,314,761	$1,601,954	$478,030	$-	$-	$-	$229,982,323
Miranda	760,386	-	35,640	-	4,555	1,173	-	-	(26,377)	-	775,377
Socorro	711,626	-	52,376	-	3,883	-	25	-	(25,014)	-	742,896
San Ricardo	829,459	-	89,309	-	3,015	2,091	-	-	(29,726)	-	894,148
Others in Mexico	702,521	-	99,878	-	9,860	-	222	-	(25,867)	-	786,614
Mexico Total	$3,003,992	$-	$277,203	$-	$21,313	$3,264	$247	$-	$(106,984)	$-	$3,199,035
USA	703,445	-	-	-	-	-	-	-	(23,575)	-	679,870
TOTAL	$223,462,223	$3,875,629	$701,146	$533,220	$3,336,074	$1,605,218	$478,277	$-	$(130,559)	$-	$233,861,228

	Balance December 31, 2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and recoveries	Currency translation adjustments	Disposal or write-downs	Balance December 31, 2016

Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	-	-	-	5,023,019
Pitt	-	2,047,786	732	-	25,182	-	141	-	-	-	2,073,841
Cameron	-	25,799,192	3,267	65,414	108,888	20,395	19,547	-	-	-	26,016,703
Goldlund	-	84,859,301	3,151	71,374	92,629	64,009	12,826	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	-	(18,957)	-	829,459
Penasco Quemado	2,783,382	-	105,726	6,308	-	-	242	-	(145,747	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	-	(35,518)	(939,236)	-
Others in Mexico	460,099	-	287,236	12,121	3,985	1,217	5,501	(53,018)	(14,620)	-	702,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	-	-	(485,114	-
TOTAL	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$(53,018)	$(370,015)	$(5,969,858)	$223,462,223

(1)

During the six months ended June 30, 2017, the Company settled its debenture liability with Kesselrun Resources Ltd. (“Kesselrun”), approximately one year after the Tamaka transaction. As part of the settlement agreement, the Company provided consideration in excess of the carrying value of the debenture liability, which has been capitalized to the Goldlund Gold project as additional consideration of the Tamaka transaction.

During the six months ended June 30, 2017, the Company completed its Phase 1 (24,300 metres) drilling campaign at its Goldlund gold project. During this period, the Company also completed its 1,100 metre drilling campaign at its Pickle Crow gold project. As a result, the Company’s drilling, exploration, and technical consulting expenditures were higher during the six months ended June 30, 2017 compared to the same period in the prior year. The acquisition of mineral claims during the period is included under “Others in Canada” in the above table.

In addition to the above mineral property balances, $4,416,780 is recorded as mineral property investments on the statements of financial position, which represented a 10% indirect interest in the Duparquet gold project.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

MINERAL BANK: NI 43-101 GOLD RESOURCES PORTFOLIO (1)

Project	Tonnes		Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project	3,360,000	(2)	2.75	-	297,000	-
Duparquet Gold Project(5)	16,500		1.45	-	770	-
Indicated Resources
Springpole Gold Project	128,200,000		1.07	5.70	4,410,000	23,800,000
Hope Brook Gold Project	5,500,000		4.77	-	844,000	-
Goldlund Gold Project	9,300,000		1.87	-	560,000	-
Cameron Gold Project	2,170,000	(3)	2.40	-	167,000	-
Duparquet Gold Project(5)	5,954,000		1.57	-	300,700	-
Duquesne Gold Project	1,859,000		3.33	-	199,000	-
Inferred Resources
Springpole Gold Project	25,700,000		0.83	3.20	690,000	2,700,000
Goldlund Gold Project	40,900,000		1.33	-	1,750,000	-
Hope Brook Gold Project	836,000		4.11	-	110,000	-
Cameron Gold Project	6,535,000	(4)	2.54	-	533,000	-
Pickle Crow Gold Project	10,300,000	(6)	3.90	-	1,262,000	-
Duparquet Gold Project(5)	2,846,000		1.46	-	133,400	-
Duquesne Gold Project	1,563,000		5.58	-	281,000	-
Pitt Gold Project	1,076,000		7.42	-	257,000	-

Total Measured Resources	3,376,500		2.74	-	297,770	-
Total Indicated Resources	152,983,000		1.32	5.70	6,480,700	23,800,000
Total M&I Resources	156,359,500		1.35	5.70	6,778,470	23,800,000
Total Inferred Resources	89,756,000		1.75	3.20	5,016,400	2,700,000

(1)	Based on NI 43-101 technical reports filed on SEDAR by First Mining Finance Corp., PC Gold Inc. and Clifton Star Resources Inc.
(2)	Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)	Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(4)	Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(5)	The Company owns a 10% indirect interest in the Duparquet gold project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(6)

Comprises 3,628,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.10 g/t Au, and 6,522,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.80 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

MINERAL BANK: QUARTERLY GROWTH IN NI 43-101 GOLD RESOURCES

MINERAL BANK: REVIEW OF MINERAL PROPERTIES

First Mining’s portfolio has properties located in Canada, Mexico, and the United States, with on-going gold exploration programs, which expect to be funded mostly through the sale of equity and joint venture partnerships. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in this MD&A, a PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that a PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

•	Tier 1 projects are core assets which include the Company’s largest and most advanced NI 43-101 compliant resource-stage projects, located in Eastern Canada.
•	Tier 2 projects are resource-stage assets which host NI 43-101 compliant resources of less than one million ounces of attributable gold.
•	Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate NI 43-101 compliance resources.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Canadian Mineral Properties

Tier 1 Projects

Springpole Gold Project, Ontario

Acquired through the acquisition of Gold Canyon, the Springpole Gold Project covers 32,240 hectares, including 36 patented and 300 unpatented claims, and is one of Canada’s largest undeveloped gold projects. The project is located in northwestern Ontario, approximately 110 kilometres northeast of the town of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road within 10 kilometres and nearby power lines. The project contains Indicated Resources of 128.2 Mt grading 1.07 g/t Au and 5.7 g/t Ag, containing 4,410,000 oz Au and 23,800,000 oz Ag, and Inferred Resources of 25.7 Mt grading 0.83 g/t Au and 3.2 g/t Ag, containing 690,000 oz Au and 2,700,000 oz Ag. Springpole is located within a pro-mining jurisdiction that is covered by Treaty Three and Treaty Nine First Nations Agreements.

A technical report titled “Preliminary Economic Assessment for the Springpole Gold Project, Ontario, Canada”, that was prepared in accordance with NI 43-101, was filed by the Company on SEDAR on October 18, 2016, and is available under the Company’s SEDAR profile. The PEA contemplates mining and processing material at 20,000 tonne per day and at an average head grade of 1.2 g/t gold and 6.0 g/t silver. A summary of the parameters and economic results is as follows:

Parameters
Mine life	11 years
Initial capital cost	US$438 million
Base case gold price	US$1,300 per ounce
Base case silver price	US$25 per ounce
Base case exchange rate	US$1:C$1
Economic Results
Pre-tax NPV at 5% discount rate	US$579 million
Pre-tax IRR and non-discounted payback	25.4%, payback in 21 months
Post-tax NPV at 5% discount rate	US$388 million
Post-tax IRR and non-discounted payback	13.8%, payback in 35 months

Goldlund Gold Project, Ontario

Acquired through the amalgamation with Tamaka Gold Corporation, the Goldlund property covers 23,858 hectares in northwestern Ontario, and consists of 27 patented claims, 152 unpatented claims, 1 mining lease, and 1 license of occupation. The area is underlain by sedimentary and volcanic rocks, numerous intermediate to mafic subvolcanic intrusive sheets, and is intruded by several granitoid stocks. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project”, that was prepared in accordance with NI 43-101, was filed on SEDAR on February 10, 2017, and is available under the Company’s SEDAR profile. The project contains Indicated Resource of 9.3 Mt grading 1.87 g/t Au, containing 560,000 oz Au, and Inferred Resources of 40.9 Mt grading 1.33 g/t Au, containing 1,750,000 oz Au. Mining in the 1980s produced approximately 90,700 tonnes at 5.14 g/t Au from underground and 39,000 tonnes @ 5.83 g/t from a small open pit. The Goldlund Project has excellent infrastructure with year-round road access to the property from Ontario Highway 72 which is 2km to the south and regional power lines which are 15km to the north. There exists a strong relationship with the towns and First Nation groups in the local communities.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Cameron Gold Project, Ontario

Acquired through the acquisition of Cameron Gold, a wholly-owned subsidiary of Chalice, the Cameron Gold Project covers 44,853 hectares and comprises 24 patented claims, 226 unpatented claims, 4 mining leases, and 7 licenses of occupation. The Cameron Gold Deposit is a greenstone-hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the North east. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, that was prepared in accordance with NI 43-101, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile. The project hosts pit constrained (0.55 g/t Au cut-off) Measured and Indicated mineral resources of 3.5 million tonnes at 2.45 grams per tonne or 274,000 ounces of gold and pit constrained (0.55 g/t Au cut-off) Inferred mineral resources of 35,000 tonnes at 2.45 grams per tonne or 3,000 ounces of gold in addition to underground (2.00 g/t Au cut-off) Measured and Indicated mineral resources of 2.0 million tonnes at 2.90 grams per tonne or 190,000 ounces of gold and underground (2.00 g/t Au cut-off) Inferred mineral resources of 6.5 million tonnes at 2.54 grams per tonne or 530,000 ounces of gold. There is excellent infrastructure with year round road access to the property from nearby highway and power lines within 20 km.

Hope Brook Gold Project, Newfoundland

Acquired through the acquisition of Coastal Gold Corp., the Hope Brook Gold Property covers 26,650 hectares, including 7 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, that was prepared in accordance with NI 43-101, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile. The resource covers 1.5 km of an 8 km mineralized structure. The project hosts Indicated Resources of 5.5 Mt grading 4.77 g/t Au, containing 844,000 oz Au, and Inferred Resources of 836,000 t grading 4.11 g/t Au, containing 110,000 oz Au. Substantial infrastructure includes a ramp to 350 metres below surface with vent raise, power, access by sea and air, and a strong local labour force. Drill targets with potential to significantly increase resources have already been outlined. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997 and there is strong support from the local community and the Province of Newfoundland for future development.

Pickle Crow Gold Project, Ontario

Acquired through the acquisition of PC Gold, the Pickle Crow Gold Project covers 13,184 hectares and comprises 114 patented claims and 83 unpatented claims. The area is located in the mining friendly jurisdiction of northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “A Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, that was prepared in accordance with NI 43-101, was filed by PC Gold on SEDAR on June 2, 2011, and is available under PC Gold’s SEDAR profile. The resource supports a high-grade underground and open pit operation. The project hosts Inferred Resource of 10.3 Mt grading 3.9 g/t Au, containing 1,262,000 oz Au. Extensive infrastructure in place or proximal to the project includes a 200 tonne per day gravity mill on site, generators and fuel storage, paved road access to the property and is within 10 km of a regional airport at Pickle Lake. The Pickle Crow Project was a former high-grade operating mine until the late 1960s.

Tier 2 Projects

Duquesne Gold Project, Québec

Also acquired through the acquisition of Clifton Star, Duquesne covers 2,323 hectares and is located in the Abitibi Region of Québec. The Company owns a 100% interest in the Duquesne Gold Project which hosts an NI 43-101 Indicated Resource of 1.9 Mt grading 3.33 g/t Au, containing 199,000 oz Au, and an Inferred Resource of 1.6 Mt grading 5.58 g/t Au, containing 281,000 oz Au. A technical report titled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, that was prepared in accordance with NI 43-101, was filed by Clifton Star on SEDAR on October 28, 2011, and is available under Clifton Star’s SEDAR profile. The Duquesne Gold Project situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz Au, is proximal to excellent infrastructure and a skilled labour pool.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Pitt Gold Project, Québec

Purchased from Brionor, the Pitt Gold Property, which covers 384 hectares, is located in the Abitibi Region of Québec and is close to First Mining's 100% owned Duquesne Gold Project and 10% indirect interest in the Duparquet Gold Project. A technical report in support of these resources, titled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project, Duparquet Township, Abitibi Region, Quebec, Canada”, was prepared in accordance with NI 43-101 and was filed by the Company on SEDAR on January 6, 2017 under the Company’s SEDAR profile. The Pitt Gold Property which, at a cut-off grade of 3.0 g/t Au, is estimated to have Inferred Resources of 1,076,000 tonnes grading 7.42 g/t Au, containing 257,000 oz Au.

Tier 3 Projects

Lac Virot Iron Ore Project, Newfoundland

Acquired through the acquisition of Coastal Gold, the Lac Virot Property is located near the town of Labrador City in western Labrador. The Company owns a 100% interest in 4 mineral licenses covering a total area of 13,109 hectares. The Lake Superior-type iron formation (“LSTIF”) occurrences of the Lac Virot area lie in the Labrador-Quebec Fold Belt or Labrador Trough, within the Sokoman Formation of the Lower Proterozoic (Aphebian) Knob Lake Group. The project is in a strategic location surrounded by four iron ore mines in the Southern Labrador Trough. Close proximity to power, a multi-use railway and a deep sea port. A total of 11,713 metres was drilled in 42 holes during 2012 which focused on high priority targets previously outlined by a 882 km gravity survey.

Horseshoe Island Gold Project, Ontario

Acquired through the acquisition of Gold Canyon, the Company’s 100% interest in the Horseshoe Island Gold Project, situated in the Archean Birch-Uchi greenstone belt, and within the prolific Red Lake Mining District of northwestern Ontario, is comprised of 16 unpatented claims covering 2,448 hectares. Gold Canyon previously completed an extensive Mobile Metal Ion (“MMI”) survey which displayed that elongate, shear-related gold anomalies are widespread and may be scattered along the entire 7 km length of the property. The surveys also produced copper and zinc anomalies in VMS favorable environments. Historic drilling has indicated the presence of Nickle, Platinum, and Palladium in a layered gabbro intrusive. The project has a long exploration history during which time 24,138 metres of drilling has been completed.

Mexican Mineral Properties

Tier 3 Projects

Miranda, Sonora

The Miranda gold property consists of three claims; Miranda, Miranda 1 and La Arena covering 16,035 hectares in the Sonoran Desert within a structural corridor called the Sonora- Mojave Megashear ("SMM trend").

The SMM trend hosts several operating gold mines and deposits, some of which exceed 10 million ounces of gold such as Herradura-Dipolos in western Sonora, Mexico, and other smaller deposits; Mesquite (7 M oz Au) and Picacho in Arizona, and Chanate, San Francisco, and La Choya in Sonora, Mexico. The Miranda property lies in the south-central part of the SMM trend, adjacent to the San Felix and El Antimonio mining districts on the south and east respectively. Miranda covers multiple prospects and gold occurrences including the inactive mines La Fortuna and El Gigio (internal claims which do not belong to the Company). Additionally, the property exhibits structures and lithologies favorable for the development of large orogenic (mesothermal) ore deposits similar to those occurring along the SMM trend. During 2015, 151 rock chip samples were taken and analyzed with values ranging between nil and 7.29 g/t Au. Additionally, 3,486 soil samples were collected and analyzed.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Socorro, Sonora

The Socorro property was reduced and separated into fractions in 2015 subject to government approval and now consists of four claims: El Socorro Frac 1, El Socorro Frac 2, El Socorro Frac 3 and Tizoc R1 covering 35,654 hectares. It is a regional gold exploration play with dozens of pits and placer deposits with excellent potential to host both bulk open-pit, heap-leachable deposits as well as high-grade gold in high-angle structures. The southern part of the concession covers the northern extension of the El Chanate mine, while the central and northern portion cover mesothermal gold veins within a regional structure over 10 km long.

Work to date on the property includes interpretation of ASTER images mapping and initial surface reconnaissance.

During 2015, the Company took 53 rock chip samples on the property with values ranging from nil to 41.0 g/t Au. Additionally, 7,737 soil samples were taken and analyzed.

San Ricardo, Sonora

The San Ricardo property consists of nine claims, two of which, San Ricardo and San Ricardo 2, cover 50 hectares and an existing small mine. The remaining seven claims: Teocuitla, Teocuitla 2, Teocuitla 4, Angel, Tlaloc, Tlaloc 2 and Aztlan cover 37,350 hectares, and were staked by the Company between 2009 and 2011. Mineralization on the property is epithermal in nature and has not been constrained along strike or depth by drilling.

All underground workings on the San Ricardo vein system were opened up and saw sampled, and several hundred metres of trenches were excavated and sampled. Subsequently, 14 diamond drill-holes were drilled on the property to test two veins, the Santa Cruz and Mina Antigua, at shallow levels. Drill results in the Santa Cruz vein varied from minor precious metal mineralization to 2.3 m at 23.1 g/t Au, whereas the Mina Antigua vein contained 4.5 m at 100.4 g/t Ag.

During 2015, the Company took 59 reconnaissance rock samples with values ranging from nil to 33.7 g/t Au and completed a 4,993 soil samples geochemical survey.

Puertecitos, Sonora

The Puertecitos property consists of two claims, Puertecitos and Puertecitos 2, covering 9,060 hectares staked by the Company in 2009. Located 32 km southwest of the Sasabe border crossing between the US and Mexico, Puertecitos is 40 km west of the Company’s Los Tamales property and 32 km northeast of the Peñoles Los Humos deposit, a 625 Mt porphyry copper system grading 0.32% Cu. Widespread copper oxides outcrop at Puertecitos and the presence of sericite and secondary biotite in breccia fragments from dikes and pipes suggest that a porphyry system may exist under the extensive rhyolite flows on the property. In 2015, the Company entered into an option agreement with Peñoles under which the Puertecitos property may be acquired. On August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement was terminated.

Los Tamales, Sonora

The Los Tamales property consists of two claims, Teocuitla 5 and Teocuitla 8, which cover 3,851 hectares staked by the Company in 2010. Los Tamales is a porphyry copper-molybdenum system located 125 km southwest of Tucson, Arizona and 28 km south of the US-Mexican border. The property was discovered by a water well sampling program during a joint United States Geological Survey and Servicio Geologico Mexicano reconnaissance effort in the 1970s, and was the subject of two USGS open-file reports 94-685 and 84-289. Five diamond drill holes tested copper and molybdenum soil geochemical anomalies in 2013 along a five km strike length with all holes showing low grade chalcopyrite and molybdenite mineralization. The deposit as currently interpreted suggests it is the deep level of a large system dissected by low angle faulting. In 2015, the Company entered into an option agreement with Peñoles under which the Los Tamales property may be acquired. On August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement was terminated.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

El Apache, Sonora

The El Apache property contains 11,417 hectares in two claims; El Apache and Tlahuac, both staked by the Company in 2011.

El Apache is largely covered by wind-blown sand of the western Sonoran Desert and lies in a highly prospective area within the prolific Sonora-Mojave megashear gold belt. The property lies 10 km east of the largest gold-only mine in Mexico, Fresnillo’s Herradura complex and 10 km south of La Choya mine.

Work to date includes partial surface reconnaissance, interpretation of the government’s magnetic data and limited surface sampling in two small outcropping hills. Future work will entail ZTEM, detailed magnetometry, bleg sampling, and enzyme leach-type geochemical surveys to identify drill targets under sand cover.

Batacosa, Sonora

The Batacosa property consists of one claim covering 3,600 hectares staked by the Company in 2011. Batacosa is a porphyry copper-molybdenum system located 55 km northeast of Ciudad Obregon and 220 km southeast of Hermosillo, capital of the state. Batacosa was discovered by Cominco in the 1970s and subsequently drilled by them and other companies between 1970 and 2000. A total of 8,000 metres was drilled in 47 drill holes. The Company has delineated two untested targets within the property.

Montana Negra, Sonora

The Montana Negra property consists of one claim, Montana Negra, covering 852 hectares. The property covers Proterozoic rocks that the Company believe may be favorable for gold mineralization and is located in North Central Sonora, 20 km southeast of Cananea. The Orogenic gold system, similar to La Choya and San Francisco mines, targets are open-pit leachable mineralization in granitic and metamorphic rocks. Additional field work is required to fully evaluate the property following preliminary surface samples that reported from nil to 9.5 g/t Au.

Las Margaritas, Durango

The Las Margaritas property is 500 hectares consisting of two mining concessions approximately 150 km from Durango City. The property was acquired through an Assignments of Rights Agreement signed July 6, 2011 and is subject to a 1% NSR royalty payable to the vendor which may be purchased at any time before July 6, 2016 for USD $500,000. The project is located in the Barrancas subprovince of the Sierra Madre Occidental. Some limited gold mining by artisanal prospectors is known to have taken place on the project in the early 20th century and the project contains a known vein with quartz, argillic alteration striking for at least 1.8 km. In 2016, a two-year extension was negotiated with the vendor which granted the Company the option to purchase the royalty by November 2018 in consideration for an additional USD $100,000 payable over two years.

Geranio, Oaxaca

The Geranio property consists of six claims: La Ramita, Geranio, Violeta, Azucena, El Jilguero and La Orquidea, which combined, cover 540 hectares. Additionally, the Company has also staked a much larger block of ground to the north, east and south of the Natividad system.

The Geranio project lies adjacent and directly north of the historic Natividad Mining District, 70 km north of the city of Oaxaca in southern Mexico. Natividad is a series of five bonanza grade gold and silver veins in a black shale host rock which over the last 70 years has produced 1.5 million ounces of gold equivalent. The property covers approximately 1,200 metres of strike length of the northern extension of the Natividad vein system.

Two ASARCO exploration diamond drill holes were drilled on the Geranio property in 1992; hole N-20 intersected 0.6 m at 36 g/t Au and 315 g/t Ag, whereas hole N-24 intersected 0.7 m at 45 g/t Au and 120 g/t Ag. The Company’s objective is to delineate another Natividad mineralized system with comparable precious metal contents.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

El Roble, Oaxaca

The El Roble property, located in the Natividad mining district consists of two claims staked by the Company, El Roble and El Roble 2, which covers 9,666 hectares. The property covers the northern extension of Natividad veins and other historic bonanza producers such as El Banco mine. Relevant exploration features include a 15 km strike length of a large magnetic high representing an intrusive body at depth believed to be associated with high-grade gold mineralization in veins. Work to date includes regional geology, airborne magnetics and reconnaissance sampling of selected areas.

Lachatao, Oaxaca

The Lachatao property, located in Oaxaca Mexico, consists of three claims known as Lizi 1, Lizi 1 Fraccion 2, and Lizi 1 Fraccion 3 covering 5,126 hectares and staked by the Company. Targets in the property include high-grade gold bonanza veins in black shales as well as stockworks and disseminated gold in volcanic rocks.

USA Mineral Property

Tier 3 Projects

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining. The property covers 1,562 hectares and is located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.'s Cortez Mine Complex (23 million oz Au), and nine km west of its newly discovered Gold Rush deposit (7.0 million oz Au) and 1.5 km east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 ounces of gold in the 1990s.

Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property.

SUMMARY OF QUARTERLY RESULTS

	2017-Q2	2017-Q1	2016-Q4	2016-Q3
Net (Loss) Income	$(1,998,278)	$(6,652,979)	$(3,553,041)	$134,446
Net (Loss) Income Per Share (basic and diluted) (1)	(0.00)	(0.01)	(0.01)	0.00
Cash and Cash Equivalents	21,956,653	28,078,451	33,157,447	36,323,320
Mineral Properties	233,861,228	229,513,009	223,462,223	226,591,142
Total Assets	$268,307,308	$270,169,319	$269,558,457	$272,779,533
(1)

The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods except 2016-Q3. In 2016-Q3, although the outstanding stock options and warrants had a dilutive effect on the net income, the basic and diluted income per share calculation still result in the same number.

	2016-Q2	2016-Q1	2015-Q4	2015-Q3
Net Loss	$(6,446,222)	$(1,290,106)	$(1,878,657)	$(1,101,148)
Net Loss Per Share (basic and diluted) (1)	(0.02)	(0.00)	(0.04)	(0.01)
Cash and Cash Equivalents	9,632,406	1,541,350	683,608	2,288,325
Mineral Properties	230,321,614	108,248,593	107,592,331	26,576,330
Total Assets	$243,448,644	$111,644,024	$109,268,514	$29,748,843
(1)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

The net loss in 2017-Q2 was $4.7 million lower than the net loss in 2017-Q1. This decrease was primarily due to the timing of stock option grants as no stock options were granted in 2017-Q2, whereas, in 2017-Q1, the Company granted a total of 10,880,000 stock options to its directors, officers, employees, and consultants. The Company continued its drilling campaign at Goldlund and primarily used its cash in operating and investing activities. In Q2-2017, the Company repaid and settled its loans payable and debenture liability, respectively, and was therefore debt free as at June 30, 2017.

The net loss in 2017-Q1 was $3.1 million higher than the net loss in 2016-Q4 mainly due to the $5.3 million non-cash share-based payments expense from the 10,880,000 stock options granted during the period, partially offset by lower loss from other items as there was no write-down of mineral properties and no marketable securities fair value loss in the statements of net loss in 2017-Q1, following the early adoption of IFRS 9 Financial Instruments. The Company primarily used its cash in operating and investing activities, including drilling expenditures which were capitalized to mineral properties. Furthermore, the Company completed the acquisition of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec during 2017-Q1. Therefore, cash and cash equivalents declined while mineral properties increased during 2017-Q1.

In 2016-Q4, the Company’s marketable securities declined in value and thereby recognized a $1.2 million mark-to-market fair value loss. The one-off $0.8 million gain on divestiture of subsidiaries and $1.0 million foreign exchange gain in 2016-Q3 did not recur in 2016-Q4. As a result, the Company recorded a net loss in 2016-Q4 compared to a net income in 2016-Q3. The Company primarily used its cash in operating and investing activities, including drilling expenditures which are capitalized to mineral properties. Therefore, cash and cash equivalents declined during 2016-Q4.

In 2016-Q3, the Company completed its divestiture transaction of three Mexican mineral properties, which resulted in a gain of $0.8 million and a realized foreign exchange gain of approximately $1.0 million currency translation adjustment (“CTA”) reclassification. These gains were partially offset by the Company’s expenditures, resulting in a net income in 2016-Q3. The increase in cash and cash equivalents was primarily driven by the completion of a $27.0 million non-brokered private placement.

The net loss in 2016-Q2 was $5.2 million higher than the net loss in 2016-Q1 mainly due to the $4.7 million non-cash share-based payments expense from the 10,770,000 stock options granted during the period. In addition, salaries increased as a result of hiring additional employees consistent with the Company’s growth. The increase in cash and cash equivalents and total assets from 2016-Q1 were primarily due to the completion of the four mineral property acquisitions in 2016-Q2, and in particular the $10.8 million cash from Clifton Star.

In 2016-Q1, net loss decreased by 31% from 2015-Q4 primarily due to the $0.6 million non-recurring write-down of Mexican mineral properties. The increase in cash and cash equivalents and mineral properties from 2015-Q4 were primarily due to the completion of the Goldrush acquisition in 2016-Q1.

In 2015-Q4, net loss increased by 71% from 2015-Q3 primarily due to the $0.6 million non-recurring write-down of Mexican mineral properties which formed part of the Company’s strategic decision to drop certain concessions. Cash and cash equivalents steadily declined as the Company used its cash in operating and investing activities, including transaction costs for its mineral property acquisitions. Total assets increased by $81.3 million following the acquisition of Gold Canyon and PC Gold in 2015-Q4.

The net loss in 2015-Q3 was $0.4 million higher than the net loss in 2015-Q2 primarily due to the increase in non-cash share-based payments expense, the hiring of additional employees, and the increase in marketing and investor relations initiatives given the Company engaged in more corporate activity. Cash and cash equivalents declined as the Company used cash to pay for its operating activities and transaction costs for its investing activities acquisition. Mineral properties increased $17.5 million following completion of the Coastal Gold acquisition.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

RESULTS OF CONTINUING OPERATIONS

For the three and six months ended June 30, 2017 and 2016

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

EXPENDITURES
General and administration	$778,062	$460,679	$1,406,810	$853,722
Exploration, evaluation and reclamation	157,684	126,888	350,691	264,882
Investor relations and marketing communications	989,586	1,157,666	1,485,790	1,690,525
Corporate development and business acquisitions	13,750	9,278	63,261	23,470
Share-based payments (non-cash)	83,886	4,664,673	5,378,023	4,722,606
Loss before other items	(2,022,968)	(6,419,184)	(8,684,575)	(7,555,205)

OTHER ITEMS
Foreign exchange loss	(39,877)	(15,746)	(71,787)	(133,461)
Marketable securities fair value gain (loss)	-	588	-	(5,298)
Interest and other expenses	(74,307)	(32,773)	(137,096)	(66,568)
Interest and other income	138,874	20,893	242,201	24,204
Net loss for the period	$(1,998,278)	$(6,446,222)	$(8,651,257)	$(7,736,328)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss:
Marketable securities fair value loss	(1,191,105)	-	(2,434,349)	-
Items that may be reclassified to net income or loss:
Currency translation adjustment	(105,903)	(48,157)	(129,694)	(612,815)
Other comprehensive income (loss)	(1,297,008)	(48,157)	(2,564,043)	(612,815)

Total comprehensive loss for the period	$(3,295,286)	$(6,494,379)	$(11,215,300)	$(8,349,143)

Second Quarter 2017 Compared to Second Quarter 2016

For the three months ended June 30, 2017, total expenditures decreased by $4,396,216 compared to the three months ended June 30, 2016. This decrease was explained by the following.

General and administration

General and administration increased by $317,383 during the three months ended June 30, 2017 compared to the same period in 2016, primarily due to the increase in transfer agent and filing fees as the Company graduated to the TSX.

Other functional expenditures

The amounts in exploration, evaluation and reclamation; investor relations and marketing communications; and corporate development and business acquisitions were comparable between periods.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Share-based payments (non-cash)

The share-based payments expense decrease was due to the timing of incentive stock option grants as the 2017 incentive stock options were granted during the three months ended March 31, 2017 whereas the 2016 incentive stock options were granted during the three months ended June 30, 2016. The small amount of share-based payments expense in the current three-month period was associated with the vesting provisions of previously granted stock options.

In addition, notable variances of other items were as follows:

•

Interest and other income increased by $117,981 during the three months ended June 30, 2017 compared to the same period in 2016 as the Company had higher cash and cash equivalents throughout the current three-month period and thereby earned more interest on its deposits held with large Canadian financial institutions.

•

For the three months ended June 30, 2017, a marketable securities fair value loss of $1,191,105 was primarily driven by the mark to market loss on marketable securities. As a result of the early adoption of IFRS 9 as at January 1, 2017, a marketable securities fair value loss was recognized in other comprehensive income (loss) in the period.

•

The currency translation adjustment losses in both periods of 2017 and 2016 were driven by the foreign exchange revaluation of mineral property balances held by foreign subsidiaries with a USD functional currency. The amount was higher in the current year period as the USD/CAD foreign exchange rate fluctuated slightly more in the current three-month period.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

For the six months ended June 30, 2017, total expenditures increased by $1,129,370 compared to the six months ended June 30, 2016. This increase was primarily due to the following variances.

General and administration

General and administration increased by $553,088 during the six months ended June 30, 2017 compared to the same period in 2016, primarily due to increases in the following: transfer agent and filing fees and professional fees. The Company graduated to the TSX, and therefore its transfer agent and filing fees have increased. The increase in professional fees was primarily due to the one-off legal costs in settling the debenture liability.

Exploration, evaluation and reclamation

Exploration, evaluation and reclamation increased by $85,809 during the six months ended June 30, 2017 compared to the same period in 2016, primarily due to an increase in depreciation expenses as additional equipment was purchased.

Other functional expenditures

The amounts in investor relations and marketing communications were comparable between periods. The amounts in corporate development and business acquisitions were immaterial for both periods.

Share-based payments (non-cash)

The increase in share-based payments was primarily due to the increase in headcount as 10,880,000 vs. 10,770,000 incentive stock options were granted to directors, officers, employees and certain consultants of the Company during the six months ended 2017 and 2016, respectively.

In addition, notable variances of other items were as follows:

•

Interest and other income increased by $217,997 during the six months ended June 30, 2017 compared to the same period in 2016 as the Company had higher cash and cash equivalents throughout the current six-month period and thereby earned more interest on its deposits held with large Canadian financial institutions.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

•

For the six months ended June 30, 2017, a marketable securities fair value loss of $2,434,349 was primarily driven by the mark to market loss on marketable securities. As a result of the early adoption of IFRS 9 as at January 1, 2017, a marketable securities fair value loss was recognized in other comprehensive income (loss) in the period.

•

The currency translation adjustment losses in both periods in 2017 and 2016 were driven by the foreign exchange revaluation of mineral property balances held by foreign subsidiaries with a USD functional currency. The amount was higher in the prior six-month period as the USD/CAD foreign exchange rate fluctuated more in the prior six- month period.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Six months ended June 30,
	2017	2016
CASH PROVIDED BY (USED IN)
Operating activities	$(3,565,175)	$(4,703,608)
Investing activities	(8,717,253)	11,128,575
Financing activities	1,122,935	2,533,116
Foreign exchange effect on cash	(41,301)	(9,285)
CHANGE IN CASH AND CASH EQUIVALENTS	(11,200,794)	8,948,798
Working capital(1)	28,463,395	7,429,343
Cash and cash equivalents, beginning	33,157,447	683,608
Cash and cash equivalents, ending	$21,956,653	$9,632,406
(1)	Working capital is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see section Non-IFRS Measures – Working Capital.

Cash and Cash Equivalents

The decrease of $11,200,794 in cash and cash equivalents from $33,157,447 at December 31, 2016 to $21,956,653 at June 30, 2017 was primarily due to the cash used in drilling and other mineral property exploration activities across the Company’s portfolio of mineral properties.

Operating Activities

Cash used in operating activities decreased by $1,138,433 during the six months ended June 30, 2017 compared to the same period in 2016. Cash outflows in the prior six-month period were primarily driven by the payment of various non-recurring liabilities associated with certain acquisitions. The current year decline in payment of non-recurring liabilities was partially offset by the increase in recoverable sales tax, resulting in an overall decrease in cash used in operating activities.

Investing Activities

For the six months ended June 30, 2017, the cash used in investing activities was primarily a result of mineral property expenditures given the ongoing drill campaign at Goldlund throughout the period. In addition, the Company purchased marketable securities as a strategic investment that aligns with the Company’s corporate objectives. In the same six-month period of the prior year, the cash provided by investing activities was primarily related to the $14,243,523 of cash acquired from certain acquisitions during the period, partially offset by mineral property expenditures and transaction costs.

Financing Activities

The cash provided by financing activities in the six months ended June 30, 2017 and June 30, 2016 were primarily the result of cash proceeds from exercise of stock options and warrants. The cash proceeds from exercises in both periods were partially offset by the repayments of loans payable and/or the debenture liability.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Trends in Liquidity, Working Capital, and Capital Resources

As at June 30, 2017, the Company has working capital of $28,463,395. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the six months ended June 30, 2017, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through equity issuances. Until it can generate a positive cash flow position, in order to finance its exploration programs, the Company will remain reliant on the equity markets for raising capital, in addition to adjusting spending, disposing of assets and obtaining other non-equity sources of financing.

The Company believes it has sufficient cash resources to meet its exploration and administrative overhead expenses and maintain its planned exploration activities for the next twelve months. However, there is no guarantee that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

OUTLOOK

The Company’s principal business activity is the acquisition of high-quality mineral assets in the Americas with a view to either advancing them or holding them until a time when market values improve. At a time when market values are significantly lower than in the immediately preceding years, the Company’s key objective is to rapidly build and expand its mineral property “bank”. As at June 30, 2017, the Company holds a portfolio of 25 mineral properties in Canada, Mexico and the United States.

In 2017, capital investments are underway at certain Canadian mineral properties, which include structures to hold drill core and support drill core logging. Given the Company’s healthy working capital position of $28.5 million and no debt as at June 30, 2017, planning of exploration drill campaigns are currently underway at several of its Tier 1 Canadian mineral properties, in addition to low-cost technical enhancement initiatives. Finally, the Company has planned environmental studies, continued First Nations community consultations, and expects to complete at least one preliminary economic assessment study before the end of 2017.

The Company’s goal is to grow its mineral property “bank” by increasing its portfolio to 40 - 50 mineral properties, which will primarily be comprised of gold, silver, copper, lead, zinc and nickel, subject to market conditions. The Company intends to build shareholder value by ultimately entering into earn-in agreements with third-parties who would move the assets forward into production whilst the Company retains a residual interest. This could be in the form of a royalty, metal stream, minority interest, and/or equity positions in the acquiring third parties.

MARKETABLE SECURITIES

In addition to the shares in Silver One Resources Inc. acquired as a result of the Mexican silver asset divestiture transaction, the Company holds other investments in publicly traded companies within the mining industry for strategic purposes.

	Six months ended	Year ended
	June 30, 2017	December 31, 2016
Balance, beginning of period	$5,846,627	$8,830
Proceeds from the Silver One Transaction	-	6,360,000
Purchases	1,828,695	549,741
Gain (loss) recognized in other comprehensive income (loss)	(2,434,349)	(1,071,944)
Balance, end of period	$5,240,973	$5,846,627

The marketable securities are classified as financial assets at FVTOCI, with a fair value loss of $1,191,105 and $2,434,349 recorded in other comprehensive income (loss) for the three and six months ended June 30, 2017, respectively. Had the Company not early adopted IFRS 9 and reclassified all marketable securities as FVTOCI, the fair value loss would have been recorded in the consolidated statements of net loss under IAS 39. In the prior year, the Company recorded a fair value gain and (loss) of $588 and ($5,298) in the consolidated statements of net loss for the three and six months ended June 30, 2016, respectively.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc., has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project which is one of the Company’s Canadian Tier 2 projects. As at June 30, 2017, the fair value of mineral property investments was $4,416,780 (December 31, 2016 - $4,416,780).

The mineral property investments are classified as financial assets at FVTOCI. As at June 30, 2017, management concluded that there was no significant change in the fair value of the mineral property investments.

Duparquet Gold Project, Québec

Acquired through the acquisition of Clifton Star, the Duparquet Project covers 1,147 hectares and is located in the Abitibi Region of Québec which is one of the world's most prolific gold producing regions. The Company owns a 10% indirect interest in the Duparquet Gold Project which, on a 100% basis, hosts an NI 43-101 compliant Measured Resource of 165,000 tonnes grading 1.45 g/t Au, containing 7,700 ounces Au, an Indicated Resource of 59.5 Mt grading 1.57 g/t Au, containing 3.0 million ounces Au and an Inferred Resource of 28.5 Mt grading 1.46 g/t Au, containing 1.3 million ounces Au. The NI 43-101 technical report titled “Technical Report and Prefeasibility Study for the Duparquet Project” was filed on SEDAR by Clifton Star on May 23, 2014. Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings. The Duparquet Gold Project is currently comprised of three mineral properties: Beattie, Donchester and Dumico. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV (5%) of $222 million at USD $1,300 per ounce of gold.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s directors and officers, and any companies associated with them. The Company incurred the following related party expenditures during the three and six months ended June 30, 2017 and 2016:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Administration and office expenses	$42,993	$50,235	$92,658	$81,123

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two directors in common, which provides office space and some administrative services to the Company.

As at June 30, 2017, included in accounts payable is an amount of $nil (December 31, 2016 - $20,141) due to the Chief Executive Officer. Included in current liabilities is an amount of $nil (December 31, 2016 - $454,819) due to First Majestic relating to the outstanding loans payable, as well as $729 (December 31, 2016 - $1,487) due to First Majestic for administration and office expenses.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, as defined by applicable securities regulators in Canada or the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

NON-IFRS MEASURES – WORKING CAPITAL

The Company has included a non-IFRS measure for "working capital” in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	June 30,	December 31,	June 30,
	2017	2016	2016
Current assets	$29,064,340	$40,825,864	$11,813,709
Less current liabilities	600,945	1,224,494	4,384,366
Working capital	$28,463,395	$39,601,370	$7,429,343

CHANGES IN ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2016, except as described below.

IFRS 9 Financial Instruments

The Company has early adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2017. IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for equity securities previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2017. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Financial assets/liabilities	Original classification	New classification
	IAS 39	IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts and other receivables	Amortized cost	Amortized cost
Marketable securities	FVTPL	FVTOCI
Mineral property investments	FVTPL	FVTOCI
Reclamation deposit	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Debenture liability	Amortized cost	Amortized cost

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

As the Company is not restating prior periods, it has recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2017 of $1,071,944 with a corresponding adjustment to accumulated other comprehensive income (loss).

(b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

(d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income, except in circumstances where the initial recognition of financial liabilities constitute a contingent price for the acquisition of assets, then such difference would be included as an adjustment to the carrying value of the assets.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2017 or later:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 will replace IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations on revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRS 16 Leases

IFRS 16 will replace IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. Currently, no material impact on the Company’s consolidated financial statements is expected.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The accounting estimates and judgments considered to be significant to the Company include the carrying values of mineral properties, the valuation of share-based payments and warrants, accounting determinations following acquisitions, deferred income taxes, and future environmental obligations. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In the six months ended June 30, 2017, the Company did not identify any areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

Impairment assessments:

Management reviews the carrying values of its mineral properties on at least an annual basis, or when an impairment indicator exists, to determine whether an impairment should be recognized. In addition, capitalized costs related to relinquished property rights are written off in the period of relinquishment. Capitalized costs in respect of the Company’s mineral properties amounted to $233,861,228 as at June 30, 2017. These costs may not be recoverable and there is a risk that these assets may be written down in future periods.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Fair value of share-based payments:

The Company uses the fair-value method of accounting for share-based payments related to incentive stock options and compensation warrants modified or settled. Under this method, compensation cost attributable to options and warrants granted is measured at fair value at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated risk-free interest rate and the expected life using the Black-Scholes model. Changes to these estimates could result in the fair value of the share-based payments expense being less than or greater than the amount recorded. During the six months ended June 30, 2017, the Company granted 10,880,000 stock options to directors, officers, employees and certain consultants of the Company.

Acquisitions:

The Company has to determine whether each acquisition should be accounted for as a business combination or an asset acquisition. As dictated by IFRS 3 Business Combinations (“IFRS 3”), the components of a business must include inputs, processes and outputs. Management has assessed its acquisitions and has concluded that each did not include all the necessary components of a business. As such, they have been recorded as asset acquisitions, being the purchase of mineral properties and/or working capital.

The Company must use judgment to determine whether it is the acquirer in each acquisition transaction. Under IFRS 10, the acquirer is the entity that obtains control of the acquiree in the acquisition. If it is not clear which company is the acquirer, additional information must be considered, such as the combined entity’s relative voting rights, existence of a large minority voting interest, composition of the governing body and senior management, and the terms behind the exchange of equity interests.

Taxes:

The Company measures deferred income tax assets and liabilities using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Environmental reclamation provisions:

The Company must determine if estimates of the future costs to complete reclamation work is required to comply with existing laws, regulations and agreements in place at each exploration site. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of reclamation work required by the Company. Management determined at the balance sheet date that no material environmental reclamation provisions were required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Financial assets:

The Company makes estimates and assumptions that affect the carrying value of its financial assets. Certain financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value based on various estimates and assumptions including equity prices, commodity prices, and other unobservable market data. The fair value of marketable securities was based on the quoted market prices of the shares whereas the fair value of mineral property investments was determined using the market approach which utilizes market multiples derived from a set of comparable gold exploration companies. Changes to these estimates and assumptions could result in the fair value being less than or greater than the amount recorded.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form under the heading “Risks that can affect our business” which was filed on SEDAR and on EDGAR as an exhibit to Form 40-F on April 19, 2017.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, liquidity risk, and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other mineral property exploration companies.

If equity prices had been 10% higher or lower as at June 30, 2017, other comprehensive income (loss) for the six months ended June 30, 2017 would have decreased or increased, respectively, by approximately $965,775, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2017, the Company is exposed to currency risk on the following assets and liabilities denominated in USD and MXN. The sensitivity of the Company’s net loss due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$1,202,968	$11,117	$1,214,085
Receivables and prepaid expenditures	769,350	41,431	810,781
Value added tax receivable	-	76,227	76,227
Accounts payable and accrued liabilities	(23,874)	(12,277)	(36,151)
Net exposure	$1,948,444	$116,498	$2,064,942
Effect of +/- 10% change in currency	$194,844	$11,649	$206,494

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, receivables and value added tax receivables, prepaid expenditures and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions. The Company is exposed to credit risk related to receivables collectible from third party and value added tax collectible from the government of Mexico. All balances are expected to be recovered in full. The valued added tax receivable is classified as non-current due to the tax rules, the complex and untimely collection process.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2017 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Amount	Cash Flows	year	years	years	years
Accounts payable and accrued liabilities	$600,945	$600,945	$600,945	$-	$-	$-

As at June 30, 2017, the Company had cash and cash equivalents of $21,956,653 (December 31, 2016 - $33,157,447). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

Financing Risks

The Company has finite financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further acquisitions of companies or projects. Such further acquisitions may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing projects which could result in the loss of one or more of its properties.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

•	few properties that are explored are ultimately developed into producing mines;
•	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
•	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
•	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

No History of Mineral Production

The Company has no history of commercially producing metals from its mineral exploration properties. The Company’s current business model does not contemplate that it will establish mining operations ourselves on any property, however, the business plan anticipates that the Company may retain interests in properties which it has transferred to other parties and who may choose to establish mining operations. As a result, the Company’s business may (indirectly) be subject to risks with respect to mineral production. There can be no assurance that any party will successfully establish mining operations or profitably produce gold or other precious metals on any property in which the Company maintains an interest. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

None of the Company’s properties are currently under development or production. The future development of any properties found to be economically feasible will require the operator to obtain licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

•	the timing and cost of the construction of mining and processing facilities;
•	the availability and costs of skilled labour and mining equipment;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and
•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities and those of its business partners will result in profitable mining operations or that mining operations will be established at any of the Company’s properties.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Acquisition of Business Arrangements

As part of the Company’s business strategy, we have sought and will continue to seek new mining and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;
•	a material ore body could prove to be below expectations;
•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;
•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;
•	the bankruptcy of parties with whom we have arrangements;
•	maintaining uniform standards, policies and controls across the organization;
•	disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;
•	the acquired business or assets may have unknown liabilities which may be significant;
•	delays as a result of regulatory approvals; and
•	exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.

Mineral Reserves/Mineral Resources

The properties in which the Company holds an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals. Mineral resources and mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Mineral resources on the Company’s properties have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from resource and reserve estimates because, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	calculation errors could be made in estimating mineral resources and mineral reserves;
•	increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;
•

the grade of the mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from mineralized material; and

•	declines in the market price of the metals may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and mineral reserve estimates.

Any reduction in estimated mineral resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on the Company’s earnings, results of operations and financial condition.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Substantial Capital Requirements

The Company’s management team anticipates that it may make substantial capital expenditures for the acquisition, exploration and development of properties, in the future. As the Company is in the exploration stage with no revenue being generated from the exploration activities on its mineral properties, the Company has limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require the Company to alter its capitalization significantly. The Company’s inability to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

History of Net Losses

The Company hasn’t received any revenue to date from the exploration activities on its properties, and there is no assurance that any of the properties that it has or will acquire pursuant to acquisitions or otherwise will generate earnings, operate profitably or provide a return on investment in the future. The Company has not determined that production activity is warranted on any of its mineral properties. Even if the Company (alone or in conjunction with a third party) undertake development and production activities on any of the mineral properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. The Company is subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

•	the timing and cost, which can be considerable, for the further construction of mining and processing facilities;
•	the availability and costs of skilled labour, consultants, mining equipment and supplies;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and
•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our other properties.

Global Financial Conditions

Global financial conditions continue to be characterized by volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including the government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the volatility of currency exchanges, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples including the First Nations of Canada. The Company operates in some areas presently or previously inhabited or used by indigenous peoples including areas covered by treaties among the First Nations, the federal and provincial governments. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The Company’s current and future exploration program may be subject to a risk that one or more groups of indigenous people may oppose development on any of its properties or on properties in which it holds a direct or indirect interest. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities or other parties to whom the Company has transferred properties. Opposition by indigenous people to the Company’s operations may require modification of or preclude development of its projects or projects on properties in which the Company holds a direct or indirect interest or may require the Company or a third party to enter into agreements with indigenous people with respect to projects on such properties. Such agreements may have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental Laws and Regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. The Company cannot give any assurance that, notwithstanding its precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

FINANCIAL LIABILITIES AND COMMITMENTS

As at June 30, 2017, the Company’s financial liabilities and commitments are summarized as follows:

	Contractual Cash	Less than 1	1 – 3	4 – 5	After 5
	Flows	year	years	years	years
Accounts payable and accrued liabilities	$600,945	$600,945	$-	$-	$-
Commitments	82,402	70,630	11,772	-	-
Total	$683,347	$671,575	$11,772	$-	$-

Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

Certain of the mineral properties in which the Company has interests are subject to net smelter returns ("NSRs") royalties, payable at a time in the future when the project enters production, or which may be bought back by the Company prior to that time under certain terms and conditions. As at June 30, 2017, the Company’s significant NSR arrangements on its Tier 1 Canadian mineral properties, that are over claims which currently comprise a National Instrument 43-101 compliant resource, are as follows:

Mineral property	Interest	NSR	Buyback

Hope Brook	21 mineral licenses	2% NSR	Buyback of 1% NSR for $1 million
Springpole	15 patented claims	3% NSR	-
Springpole	10 patented claims	3% NSR	Buyback of up to 2% NSR for $2 million
Springpole	5 patented claims	3% NSR	Buyback of 1% NSR for $1 million
Pickle Crow	98 patented claims	1% NSR	-
Pickle Crow	14 mineral claims	2% NSR	Buyback of up to 2% NSR for $4 million
Pickle Crow	8 patented claims 5 unpatented claims	2% NSR	Buyback of 1% NSR for $1 million
Cameron	1 mining lease	$0.30/tonne	-
Cameron	4 patented claims 20 unpatented claims	1% NSR	-
Goldlund	21 patented claims	2.5% NSR	Buyback of 2.5% NSR for $2.5 million
Goldlund	9 patented claims	1% NSR	-

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, CEO of First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the technical information in the MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at August 9, 2017.

All share information in the following table is reported as of August 9, 2017.

	Number	Weighted Average Exercise Price	Expiry Date
Common shares – issued	551,722,616
Stock options	30,783,000	$0.74	September 5, 2017 – March 13, 2022
Warrants	50,093,409	$0.81	February 15, 2018 – June 16, 2021
Common shares - fully diluted	632,599,025

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement dated March 30, 2015, on the completion of the RTO. Under this agreement, 10% of the shares were released immediately and 15% will be released every six months thereafter with the final release being on March 30, 2018. As at June 30, 2017, there were 2,199,683 common shares of the Company in escrow (December 31, 2016 – 3,299,524).

There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement dated August 2, 2005. At completion of the RTO, 10% of the common shares were released and 15% will be released every six months thereafter with the final release being March 30, 2018. As at June 30, 2017 there were 388,850 common shares of the Company in escrow (December 31, 2016 – 583,275).

With the acquisition of Tamaka on June 16, 2016, certain shareholders have deposited the First Mining shares received into escrow. Twenty percent of such escrowed shares will be released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche released on June 17, 2019. As at June 30, 2017 there were a total of 23,726,632 shares held in escrow as a result of the Tamaka transaction (December 31, 2016 – 29,658,290).

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the six months ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2017

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.